Exhibit 99.1

JOINT MATERIAL FACT

UPDATE ON THE DUAL LISTING

CLOSING OF THE MERGER OF SHARES, REDEMPTION AND NYSE APPROVAL

JBS S.A. (“JBS S.A.” or “Company”) and JBS N.V. (“JBS N.V.”) – B3: JBSS32, pursuant to the provisions of article 157, paragraph 4 of Law No. 6,404/76, as amended (“Corporation Law”), and pursuant to the provisions of the regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (“CVM”), especially CVM Resolution No. 44/2001 (“CVM Resolution 44”) and CVM Resolution No. 78/2002 (“CVM Resolution 78”), in addition to the material facts disclosed by JBS S.A. on July 12, 2023, September 4, 2023, on March 17, 2025, on April 22, 2025, on May 23, 2025 and on May 30, 2025, which disclosed information regarding the Dual Listing, communicates to its shareholders and the market that, on this date, the Merger of Shares and the Redemption were successfully implemented. In addition, on June 5, 2025, the New York Stock Exchange (“NYSE”) approved the listing of JBS N.V.’s Class A shares.

The terms used in capital letters in this Material Fact and not defined herein shall have the meaning attributed to them in the material fact disclosed by the Company on May 23, 2025 (“Material Fact”).

As a result of the implementation of the Merger of Shares and the Redemption, the Company’s shares are now fully owned by JBS Participações and are no longer traded on B3. In turn, JBS N.V.’s BDRs will begin trading on B3 on June 9, 2025, under the ticker “JBSS32”. JBS N.V.’s Class A shares are expected to begin trading on the NYSE on June 12, 2025, under the ticker “JBS”.

Any fractions of BDRs resulting from the implementation of the Dual Listing will be grouped into whole numbers and then sold in B3. The proceeds of such sale will be distributed, net of fees, to the shareholders, proportionally to their interest in each security sold, according to the schedule below.

In addition, JBS will have the right, as applicable, to withhold a portion of the Dividends due to non-resident investors of JBS S.A. for the purpose of complying with JBS Participações obligations to withhold taxes arising from the Dual Listing. As indicated in the Material Fact, JBS Shareholders who are not resident in Brazil are hereby requested, as necessary, to update such information provided on the cost of acquisition of the JBS shares they held, as well as on their tax residency, until June 11, 2025 at the latest, completing and delivering electronically (through the email address ri_ir@jbs.com.br), directly or through its custodians, of the information contained in Exhibit I to this material fact. In addition to such information, non-resident shareholders must present proper documentation to prove such cost (e.g., brokerage notes and exchange contracts) and indicate how they intend to pay such taxes, when applicable.

Below is a tentative and estimate schedule of the completion of the Dual Listing, as of the present date:

Stage	Date	Act
1	06/06/2025	Last day of trading on B3 of JBS S.A. shares. Completion of the Dual Listing – Implementation of the Merger of Shares and the Redemption
2	06/09/2025	BDR start trading on B3.
3	06/10/2025	Calculation of fractions of shares
4	06/11/2025

Date of delivery of the BDRs (date on which the BDRs will appear in the shareholders’ statements)

Date from which shareholders can request the cancellation of BDRs

Estimated date from which Class A Shares (NYSE: JBS) will be delivered in favor of shareholders who have requested the cancellation of the BDRs before 1:00 p.m. of the same day

Date for confirmation of information never plural on the acquisition cost of the Shares by Non-Resident Investors

5	06/12/2025	Estimated date of the start of trading of Class A Shares on the NYSE
6	06/16/2025	Estimated date of payment of the Cash Dividend
7	On or after 06/16/2025	Fractions of Shares Auction

JBS N.V. WILL OFFER INVESTORS WHO WISH TO CANCEL THEIR BDRS AND RECEIVE THE UNDERLYING CLASS A SHARES ON THEIR BROKER ACCOUNTS IN THE UNITED STATES A SUBSIDY FOR A PERIOD OF 30 DAYS, STARTING ON JUNE 11, 2025 ("SUBSIDY PERIOD"), DURING WHICH NO FEES WILL BE CHARGED TO INVESTORS WHO REQUEST SUCH CANCELLATION, AND SUCH FEES WILL BE BORNE EXCLUSIVELY BY JBS N.V. EACH BDR HOLDER MAY REQUEST THE CANCELLATION OF THEIR BDRS IN EXCHANGE FOR THE CLASS A SHARES THE UNDERLYING SHARES AT NO COST ONLY IN A SINGLE OPPORTUNITY DURING THE SUBSIDY PERIOD, REGARDLESS OF THE NUMBER OF BDRS CONVERTED. TO DO SO, THE CANCELLATION REQUEST SHALL BE MADE DURING THE SUBSIDY PERIOD. EACH SHAREHOLDER WILL BE SOLE RESPONSIBLE PARTY FOR THE PROCEDURES NECESSARY FOR THE CONVERSION OF BDRS INTO CLASS A SHARES.

JBS S.A. will keep its shareholders and the market informed about the Dual Listing, in accordance with the applicable regulations.

Additional information may be obtained from the Investor Relations Department of JBS S.A., by the e-mail ri@jbs.com.br, telephone +55 (11) 3144-4146, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, CEP 05118-100, São Paulo - SP or on the website of JBS S.A. (https://ri.jbs.com.br/).

No Offer or Solicitation

This Material Fact is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to purchase or sell any securities or a solicitation of any vote or approval, nor will there be any sale of securities in any jurisdiction in which such an offer, solicitation or sale would be illegal in the absence of registration or qualification under the securities laws of such jurisdiction.

São Paulo, June 06, 2025.

Guilherme Perboyre Cavalcanti

Investor Relations Officer

Statements contained in this Material Fact (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements. These forward-looking statements may, among other things, include statements about the proposed transactions involving JBS N.V. and JBS S.A.; beliefs related to the creation of value as a result of the proposed transaction involving JBS N.V. and JBS S.A.; the intended schedule for completion of the operation; benefits and synergies of the operation; and any other statements relating to future convictions, expectations, plans, intentions, financial or performance condition of JBS N.V. and JBS S.A. In some cases, terms such as “estimate”, “project”, “forecast”, “plan”, “believe”, “may”, “expect”, “anticipate”, “intend”, “planned”, “potential”, “could”, “will” and similar terms, or the negative of these expressions, may identify forward-looking statements. These forward-looking statements are based on the expectations and convictions of JBS N.V. and of JBS S.A. on future events and involve risks and uncertainties that may cause the actual results to materially differ from the present ones.

ADDITIONAL INFORMATION FOR US INVESTORS: This document is being released in connection with the proposed corporate restructuring and dual listing pursuant to which JBS N.V. will be the ultimate holding company of JBS S.A. and its subsidiaries (collectively, the “JBS Group”), JBS N.V.’s Class A common shares will be listed and trade on the New York Stock Exchange and Brazilian Depositary Receipts representing JBS N.V.’s Class A common shares will be listed and trade on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (collectively, the “Proposed Transaction”). In connection with the Proposed Transaction, JBS B.V. (to be renamed “JBS N.V.” upon its conversion into a public limited liability company (naamloze vennootschap) under Dutch law, at a future date) has filed a registration statement on Form F-4 (“Form F-4”) containing a prospectus with the Securities and Exchange Commission (the “SEC”). The Form F-4 has been declared effective by the SEC. Additionally, JBS B.V. (or JBS N.V., as the case may be) may file other relevant materials in connection with the Proposed Transaction with the SEC. Security holders of JBS S.A. are urged to read the Form F-4 and the prospectus regarding the Proposed Transaction and any other relevant materials carefully and in their entirety as they become available because they contain important information about the Proposed Transaction and related matters. Security holders of JBS S.A. and investors may obtain a copy of the prospectus, the filings with the SEC that are incorporated by reference into the prospectus as well as other filings containing information about the Proposed Transaction free of charge at the SEC’s website (www.sec.gov) or JBS S.A.’s website (https://ri.jbs.com.br/en/) or by contacting JBS S.A.’s Investor Relations department.

Exhibit I – Worksheet for Non-Resident Investors

NAME	COUNTRY OF RESIDENCE	TAXPAYER REGISTRATION NUMBER (CNPJ)	CLASSIFICATION UNDER THE TERMS OF RES. JOINT N° 13/24	NUMBER OF SHARES	AVERAGE ACQUISITION COST PER SHARE ¹ (IN REAIS)

¹	In the event of a capital gain resulting from the Merger of Shares, indicate the format in which the funds necessary for the payment of taxes may be made available by JBS Participações on behalf of the shareholder.

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